

December 27, 2012

Via E-mail
Mr. Jason Swinford
Chief Executive Officer
Coil Tubing Technology, Inc.
19511 Wied Rd. Suite E
Spring, TX 77388

>   **Re: Coil Tubing Technology, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 13, 2012**
>   **File No. 333-184443**

Dear Mr. Swinford:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Description of Business, page 37

Amendments to Certificate of Incoporation, page 40

1.   We note your disclosure concerning the Series A Preferred Stock Cancellation Agreement. You state that "[a]s a result of the cancellation, <u>Holdings</u> has sole voting control over and holds 100% of the outstanding securities of Holdings [emphasis added]." We note similar statements on pages 66, F-11 and II-4. Please revise to clarify, if true, that <u>you</u> – the registrant – hold the outstanding securities of Holdings.

Mr. Jason Swinford
Coil Tubing Technology, Inc.
December 27, 2012

Description of Business Operations, page 41

Tools and Services, page 42

2.   We note your response to our prior comment six, and we note that you have added
        the following language under the subheading "Coiled Tubing Drilling" on page
        43: "We cause to be manufactured (i.e., we do not purchase such products off the
        shelf, but instead have the following tools manufactured by third parties based on
        our engineering specifications and plans) … ." It is unclear whether this language
        also applies to the products listed under the two subheadings that follow, "Thru
        Tubing Well Maintenance" and "Coiled Tubing Fishing." Please revise your
        disclosure to clarify this issue.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does not foreclose the Commission from taking any
       action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority,
       in declaring the filing effective, does not relieve the company from its full
       responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness
       as a defense in any proceeding initiated by the Commission or any person under
       the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

Mr. Jason Swinford
Coil Tubing Technology, Inc.
December 27, 2012

       You may contact Michael Fay at (202) 551-3812 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3611 with any other questions.

                                     Sincerely,

                                     /s/ A.N. Parker

                                     Anne Nguyen Parker
                                     Branch Chief